Exhibit 3.1

FIRST AMENDMENT TO THE

BY-LAWS

OF

AK STEEL HOLDING CORPORATION

(a Delaware corporation)

The By-laws of AK Steel Holding Corporation, a Delaware corporation (the “Corporation”), adopted as of January 19, 2017 (the “By-laws”), are hereby amended, pursuant to action duly taken by the Board of Directors of the Corporation on the date hereof, by adding the following new Article XIV thereto.

Except as expressly amended hereby, the By-laws shall remain the same and in full force and effect.

* * *

ARTICLE XIV

Exclusive Forum

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware, the Corporation’s Certificate of Incorporation or these By-laws (as each may be amended and in effect from time to time) or as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XIV. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunction and specific performance, to enforce the foregoing provisions.

As adopted as of December 2, 2019.